April 6, 2016

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:	ReWalk Robotics Ltd.
Registration Statement on Form S-3
Filed February 29, 2016
File No. 333-209833

Dear Mr. Mancuso:

On behalf of our client, ReWalk Robotics Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 21, 2016 (the “Comment Letter”) relating to the Registration Statement on Form S-3 filed by the Company on February 29, 2016 (the “Registration Statement”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Risk Factors, page 3

1.	We note your reference to a February 2016 letter on page 23 of the Form 10-K that you have incorporated by reference into this registration statement. Please provide us a copy of that letter and any related correspondence you or an affiliate received from the FDA. Also tell us when you plan to “meet and discuss the … letter with the FDA,” whether a meeting time has been arranged, whether you previously had deadlines to respond to or meet with the FDA, whether you met those deadlines, and, if not, what the reasons were for the failure to meet the deadlines. If the letter was a warning letter, please revise your disclosure to say so directly and address the issue under a separately captioned risk factor. Include in the risk factor the portion of your business that would be affected if the FDA were to disagree with your conclusion that you may continue to sell the product at issue.

April 6, 2016

Response:

Pursuant to the Staff’s request, the Company is providing supplementally herewith to the Staff the communications it received from the FDA.

Background and Current Status

The Company informs the Staff that the letter it received on September 30, 2015 (the “September Letter”) was a warning letter related to the requirement that the Company conduct a post-market surveillance study (a “PS Study”). After receiving the warning letter, the Company responded promptly to the FDA’s requests. The Company subsequently received a letter from the FDA on February 9, 2016 (the “February Letter”) requesting additional information to supplement the Company’s earlier response. Representatives of the Company discussed the February Letter with the FDA on a telephone call on February 12, 2016 and via email on February 19, 2016. As of the date of the filing of the Company’s annual report on Form 10-K on February 29, 2016 (the “Form 10-K”), the Company believed that it could satisfy the FDA’s concerns voiced in the February Letter and stated that in the Form 10-K (“Further, we currently expect that we will be able to address any deficiencies in our post-market study protocol.”). On March 31, 2016, the FDA confirmed to the Company that regulatory action against the Company was not a priority and acknowledged that the Company would continue to market its device subject to satisfying its PS Study requirement and submitting a special premarket notification. The FDA expects the Company to address these issues by June 1, 2016, at which time the FDA will reassess the matter.

In the February Letter, the FDA had also raised a separate concern regarding the need for the Company to submit a new 510(k) submission related to modifications to the Company’s ReWalk device. At the time of filing its Form 10-K, the Company had evaluated the modifications to the device in accordance with the FDA’s guidance on making changes to a cleared device and had concluded that these changes did not warrant reporting to the agency. Thus, in its Form 10-K, the Company disclosed the FDA’s view that the Company should submit a second premarket notification for the device, but explained the Company’s plans to meet with the FDA regarding the February Letter and the Company’s expectation that it would be able to continue selling its ReWalk device. After the filing of the Form 10-K, the Company held discussions with the FDA, including an in-person meeting on March 14, 2016. As a result of these discussions, the FDA limited the bases for requesting a special 510(k) application only to a computer included with the ReWalk device, which it characterized as a modification to the device that the agency had previously reviewed. The Company believes that it clearly communicated to the FDA that the computer had always been part of the device and was adequately described during its 2013/2014 de novo review process with the agency. Given the FDA’s decision to narrow considerably its bases for the special 510(k) application and the Company’s good faith belief that the computer was always part of the device, the Company does not consider the FDA’s request for a special 510(k) application for modifications made to the device to be material. Based on its understanding with the FDA, the Company will submit by April 8, 2016 a special 510(k) application that is an abbreviated submission subject to a 30-day review period instead of the standard 90-day review period. On March 31, 2016, the FDA confirmed to the Company that the FDA is aware of the continued marketing of the ReWalk device and is unlikely to take regulatory action against the Company at this time related to this matter.

Form 10-K and Form 10-Q Risk Factor Disclosure

With respect to the Staff’s request that the Company revise its risk factor disclosure, the Company respectfully submits that, based on the Company’s assessment of the risks at the time of the filing of the Form 10-K following its interactions with the FDA, the risk factor contained in the Form 10-K provided adequate disclosure to investors of the material risks at that time. In particular, this reflected the Company’s expectation that it could satisfy the FDA’s concerns regarding the PS Study. Given the fact that the Company’s assessment of the risk was accurate and the FDA has confirmed that it will revisit its assessments with respect to the Company on or after June 1, 2016, the Company believes that it would be appropriate to update investors as to the material risks that it currently faces through its quarterly report on Form 10-Q, which the Company expects to file on or around May 5, 2016. Subject to any further developments, the Company would expect to inform investors in an updated risk factor in the Form 10-Q that, subsequent to the filing of the Form 10-K:

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April 6, 2016

•	the Company agreed with the FDA to submit, and submitted, a special 510(k) application solely with respect to the computer included with the ReWalk device;

•	the Company has agreed with the FDA to the protocol for the PS Study and has initiated the study; and

•	the FDA confirmed to the Company that regulatory action against the Company regarding the ReWalk Personal 6.0 model is not a priority for the FDA and that the FDA will review the matter on or after June 1, 2016.

Company Response to the FDA

In response to the Staff’s comment, the deadline to start the PS Study was September 28, 2015. As set out in the September Letter, the Company received a series of communications and had a series of discussions with the FDA starting February 13, 2015 through September 30, 2015 in which the FDA referred to a number of instances where the Company failed to respond on a timely basis to inquiries from the FDA. The Company attributes this to a need for greater internal clinical and regulatory resources that, as indicated below, has since been addressed.

Following the September Letter, the Company has regularly communicated with the FDA telephonically and has met all agreed dates for the submission of responses. Specifically, on:

•	October 15, 2015 – The September Letter required that the Company respond within 15 calendar days. The Company submitted a revised clinical study protocol and additional information requested in the September Letter on October 15, 2015.

•	November 6, 2015 – The FDA requested that the information provided in the October 15, 2015 documents be reformatted. The reformatted response was submitted to the FDA on November 19, 2015, on the timeline agreed upon with the agency.

•	February 9, 2016 – The FDA issued the February Letter requesting additional changes to the clinical study protocol and a request for a 510(k) to review the changes made to the ReWalk device and labeling as described in the Company’s October 15, 2015 response.

•	March 9, 2016 – The Company responded to the FDA within the required 30-day time frame with the requested changes to the clinical study protocol and the need for another 510(k).

The Company considered whether to provide disclosure to investors regarding its responsiveness to the FDA in its Form 10-K. The Company considered the fact that it had significantly augmented its senior clinical and regulatory staff with a Director of Regulatory Affairs who commenced in January 2016 and a Director of Clinical Operations who commenced in February 2016. The Director of Regulatory Affairs has worked in the medical device industry since 1990 as a regulatory affairs professional. He has an M.S. in Quality Assurance and Reliability and experience working at a range of medical device companies. The Director of Clinical Operations has worked in the medical device industry since 2006 as a clinical studies professional. He has an M.S. in Regulatory & Clinical Research Management and experience working at a range of medical device companies.

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April 6, 2016

Given these significant additions to senior clinical and regulatory staff and the Company’s timely responses to the FDA since the September Letter, the Company concluded that there was no material risk to disclose to investors regarding the Company’s responsiveness at the time its Form 10-K was filed.

Selling Shareholders, page 9

2.	Please provide the disclosure required by Rule 430B(b)(2)(iii) regarding the initial offering transaction in which the securities were sold.

Response:

The Company refers the Staff to the following disclosure on page 9 of the Registration Statement:

“This prospectus relates to the offering by selling shareholders of up to 4,388,143 ordinary shares. This number encompasses (i) shares that were issued to the selling shareholders prior to our September 2014 initial public offering, or IPO, including upon the conversion of preferred shares issued before the IPO and (ii) shares that were issued upon the exercise of warrants acquired immediately prior to the IPO, in each case, in transactions exempt from registration under the Securities Act.”

The Company believes that the foregoing disclosure satisfies the requirements of Rule 430B(b)(2)(iii) to refer to unnamed securityholders in “a generic manner by identifying the initial offering transaction in which the securities were sold.”

The Company notes that the disclosure above is substantially identical in substance to the disclosure that the Company included in its registration statement on Form F-3 originally filed on October 1, 2015 and subsequently reviewed by the Staff (the “Original Form F-3”). The principal difference is that the Company was no longer able to quantify the number of ordinary shares originally issued pursuant to the exercise of warrants compared to shares issued prior to its initial public offering. Given the fact that some of the selling shareholders sold shares pursuant to Rule 144 following the filing of the Original Form F-3, allocation to a specific issuance transaction is no longer possible. The Company therefore respectfully submits that the above-referenced disclosure satisfies the requirements of Rule 430B(b)(2)(iii).

Incorporation of Certain Documents by Reference, page 23

3.	Please tell us when you intend to file the information omitted from Part III of the Form 10-K that you have incorporated by reference. For guidance, see the Division of Corporation Finance’s Securities Act Forms Compliance and Disclosure Interpretation 123.01 available on the Commission’s website.

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April 6, 2016

Response:

The Company intends to file the proxy statement for its annual meeting on or around April 7, 2016. The Company will seek effectiveness of the Registration Statement following such filing.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Melissa Krain at (212) 819-2555 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Kevin Hershberger, Chief Financial Officer, ReWalk Robotics Ltd.

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